SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  21 March  2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares
99.2	Transaction in Own Shares
99.3	Director/PDMR Shareholding
99.4	Transaction in Own Shares
99.5	Transaction in Own Shares
99.6	Transaction in Own Shares
99.7	Transaction in Own Shares
99.8	Transaction in Own Shares
99.9	Transaction in Own Shares
99.10	Transaction in Own Shares
99.11	Transaction in Own Shares

Exhibit 99.1

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 07 March 2014 it acquired 175,000 of its own ordinary shares at an average price of 1924.0874 pence per ordinary share. The highest and lowest prices paid for these shares were 1932 pence per share and 1914 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 11,189,909 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 257,777,038.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.2

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 10 March 2014 it acquired 220,000 of its own ordinary shares at an average price of 1913.5775 pence per ordinary share. The highest and lowest prices paid for these shares were 1931 pence per share and 1905 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 11,409,909 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 257,557,038.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	(i) KEITH BARR - PDMR, CHIEF COMMERCIAL OFFICER (ii) ERIC PEARSON - PDMR, EXECUTIVE VICE PRESIDENT AND CHIEF INFORMATION OFFICER		(i) N/A (ii) SPOUSE - KELLY PEARSON
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 AND 4 ABOVE		ORDINARY SHARES OF 14 194/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	(i) KEITH BARR (ii) ERIC PEARSON - 16,872; MORGAN STANLEY SMITH BARNEY, LLC BENEFICIAL OWNER ERIC E. PEARSON AND KELLY A. PEARSON - 65,293 (BEFORE TRANSACTION)		(i) SALE (ii) TRANSFER TO MORGAN STANLEY SMITH BARNEY, LLC BENEFICIAL OWNER ERIC E. PEARSON AND KELLY A. PEARSON
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	(i) KEITH BARR - 16,844 SHARES (ii) ERIC PEARSON - 16,872 SHARES		NEGLIGIBLE NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	(i) 19.20 GBP (ii) NIL CONSIDERATION		(i) 6 MARCH 2014, UK (ii) 10 MARCH 2014, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	(i) KEITH BARR - 128,967, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE (ii) ERIC PEARSON - 179,598, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE		(i) 10 MARCH 2014 (ii) 10 MARCH 2014

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 11 MARCH 2014

Exhibit 99.4

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 11 March 2014 it acquired 120,494 of its own ordinary shares at an average price of 1919.8349 pence per ordinary share. The highest and lowest prices paid for these shares were 1932 pence per share and 1901 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 11,530,403 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 257,436,544.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.5

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 12 March 2014 it acquired 132,849 of its own ordinary shares at an average price of 1910.8504 pence per ordinary share. The highest and lowest prices paid for these shares were 1920 pence per share and 1903 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 11,663,252 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 257,303,695.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.6

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 13 March 2014 it acquired 116,000 of its own ordinary shares at an average price of 1909.2031 pence per ordinary share. The highest and lowest prices paid for these shares were 1918 pence per share and 1900 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 11,779,252 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 257,187,695

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.7

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 14 March 2014 it acquired 100,798 of its own ordinary shares at an average price of 1885.4223 pence per ordinary share. The highest and lowest prices paid for these shares were 1900 pence per share and 1875 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 11,880,050 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 257,086,897

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.8

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 17 March 2014 it acquired 91,668 of its own ordinary shares at an average price of 1896.1814 pence per ordinary share. The highest and lowest prices paid for these shares were 1906 pence per share and 1881 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 11,971,718 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 256,995,229

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.9

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 18 March 2014 it acquired 75,115 of its own ordinary shares at an average price of 1905.7542 pence per ordinary share. The highest and lowest prices paid for these shares were 1926 pence per share and 1886 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 12,046,833 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 256,920,114

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.10

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 19 March 2014 it acquired 134,468 of its own ordinary shares at an average price of 1893.6973 pence per ordinary share. The highest and lowest prices paid for these shares were 1900 pence per share and 1875 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 12,181,301 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 256,785,646

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.11

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 20 March 2014 it acquired 140,000 of its own ordinary shares at an average price of 1862.4432 pence per ordinary share. The highest and lowest prices paid for these shares were 1875 pence per share and 1846 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 12,321,301 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 256,645,646

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	21 March 2014